SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  December 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

______________________________________________________________________________

(Page 1)

1.

December 13, 2005

Minco Silver Corporation announces the resumption of diamond drilling at its Fuwan project in Guangdong Province, China.  The current drill program will use 3 diamond drill rigs to test the down-dip extension of the deposit by drilling nine holes totaling 2,500 metres.  This program is part of a larger 10,000 metre drilling program which is planned to continue into the first half of 2006.

Earlier this year, the Company completed 2 drill holes to validate exploration results reported by the 757 Geological Team of the Guangdong Geological Exploration Bureau.  Minco Silver’s twin hole (NZK2401a) provided results that were comparable to the original hole, ZK2403.  The mineralized zone from Minco Silver’s second twin hole (NZK3201) successfully cored the mineralized zone; however, hydrothermal cavities present in the original hole (ZK3209) prevented complete sampling of the mineralized zone.  Thus, the results from Minco Silver’s twin hole did not correlate with the original hole.  Significant intersections from Minco Silver’s drilling are provided in the attached news release.   A detailed discussion of how these drill results compare to previous results are provided in a NI 43-101 report dated Nov 3, 2005 and filed on SEDAR.

2.

Exhibits

2.1

News Release dated December 13, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ Ken Z. Cai

Date:   December 13, 2005                                ___________________________________

Ken Z. Cai

President, CEO & Director

______________________________________________________________________________

(Page 2)

Exhibit 2.1

MINCO 明科银矿公司 SILVER CORPORATION	TSX: MSV
For Immediate Release	December 13, 2005

NEWS RELEASE

MINCO SILVER COMMENCES DRILLING ON

ITS FUWAN SILVER PROJECT

Minco Silver Corporation (the “Company” or “Minco Silver”) (TSX: “MSV”) is pleased to announce the resumption of diamond drilling at its Fuwan project in Guangdong Province, China.  The current drill program will use 3 diamond drill rigs to test the down-dip extension of the deposit by drilling nine holes totaling 2,500 metres.  This program is part of a larger 10,000 metre drilling program which is planned to continue into the first half of 2006.

Earlier this year, the Company completed 2 drill holes to validate exploration results reported by the 757 Geological Team of the Guangdong Geological Exploration Bureau.  Minco Silver’s twin hole (NZK2401a) provided results that were comparable to the original hole, ZK2403.  The mineralized zone from Minco Silver’s second twin hole (NZK3201) successfully cored the mineralized zone; however, hydrothermal cavities present in the original hole (ZK3209) prevented complete sampling of the mineralized zone.  Thus, the results from Minco Silver’s twin hole did not correlate with the original hole.  Significant intersections from Minco Silver’s drilling are provided in the table below.  A detailed discussion of how these drill results compare to previous results are provided in a NI 43-101 report dated Nov 3, 2005 and filed on SEDAR.

Hole No.	Dip/Azm	From	To	Interval	Silver Grade
		(m)	(m)	(m)	(g/t)
NZK2401a	-90/0	87.30	99.30	12.00	122.5
	incl.	96.37	99.3	2.93	305.2

	and	118.39	119.89	1.50	295.8
NZK3201	-90/0	112.88	121.25	8.37	498.1 (uncut) 197.6 (cut)*
	and	157.25	161.25	4.00	263.5

*  one sample with a grade of 3285 g/t Ag was cut to 1000 g/t Ag

This press release has been reviewed and approved by Minco Silver Corporation’s independent Qualified Person Eugene Puritch, P.Eng. of P&E Mining Consultants Inc.

About Minco Silver

Minco Silver Corporation is a TSX-listed company focusing on the acquisition and development of silver dominant projects in China. The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Mining and Metals Corporation (TSX:MMM) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver and our properties, please visit the website at www.mincosilver.ca or contact Robert Tyson, Investor Relations Manager at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.